Exhibit (h)(xv)

THIRD AMENDMENT TO

FUND PARTICIPATION AGREEMENT (“AGREEMENT”)

This Third Amendment (“Amendment”) dated as of July 31, 2013 (“Effective Date”) is by and among American Funds Insurance Series (the “Series”), Capital Research and Management Company (“CRMC”), and The United States Life Insurance Company in the City of New York (“USL”), successor by merger to First SunAmerica Life Insurance Company, and SunAmerica Series Trust (collectively with USL, the “Company”), referred to individually or collectively as the “Party” or the “Parties.” This Amendment amends the Fund Participation Agreement (the “Agreement”) dated August 30, 2006, as previously amended.

WHEREAS, the Series, CRMC and the Company desire to amend the Agreement;

NOW, THEREFORE, the Agreement is amended as follows:

1.	The following language is inserted as a new section 30:

Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other Party hereto and, except as permitted by this Agreement, shall not disclose disseminate or utilize such names and addresses and other confidential information, excluding information that (a) is independently developed by a Party without violating the disclosing Party’s proprietary rights, (b) is or becomes publicly known (other than through unauthorized disclosure), (c) is intentionally disclosed by the owner of such information to a third party free of any obligation of confidentiality, (d) is already known by a Party, as evidenced by the written records of that Party, free of any obligation of confidentiality other than pursuant to this Agreement, or (e) is rightfully received by a Party free of any obligation of confidentiality. Each Party further agrees to use and disclose Personal information (as defined herein) only to carry out the purposes for which it was disclosed to them and will not use or disclose Personal Information if prohibited by applicable law, including, without limitation, statutes and regulations enacted pursuant to Gramm-Leach-Bliley Act (Public Law 106-102), applicable state law and other applicable federal law. For purposes of this Agreement, “Personal Information” means financial medical and other information that identified an individual personally and is not available to the public, including, but not limited to, credit history, income, financial benefits, policy or claim information and medical records. The Parties will take reasonable steps to protect the confidential information, applying at least the same security measure and level of care as they employ to protect their own confidential information, including reasonable steps to protect information received by third parties providing services to a Party. The Parties acknowledge that the unauthorized disclosure of confidential information is likely to cause irreparable injury to the other Party and that, in the event of a violation or threatened violation of a Party’s obligations hereunder, the disclosing Party shall have no adequate remedy at law, and shall therefore be entitled to enforce each such obligation by temporary or permanent injunctive relief obtained in any court of competent jurisdiction without the necessity of proving damages, and without prejudice to any other rights and remedies which may be available at law or equity.

2.	The following language is inserted as a new section 31 which shall survive any termination of the Agreement:

The Parties hereto understand that Company receives certain nightly allocation files that are distributed to insurance companies which offer the Protected Asset Allocation SAST Portfolio (the “Portfolio” or the “Feeder Fund”) which invests in the American Funds

Insurance Series – Protected Asset Allocation Fund (to be renamed the Managed Risk Asset Allocation Fund)(the “Master Fund”)(collectively the “Funds”) and that such nightly allocation files contain the following disclaimer language: “The report contains confidential information, is intended solely for the use of the original recipient, and may not be disclosed to any other person or entity except as permitted in the Fund Participation Agreement among CRMC, the American Funds Insurance Series and the recipient or as otherwise agreed between CRMC and the recipient.”

The Parties agree that USL, notwithstanding the disclaimer language referenced above, may: (1) use such information contained in such nightly allocation files distributed to Company that is necessary to determine the Funds’ effective equity exposure and (2) disclose the effective equity exposure of the Funds as of dates certain in USL’s marketing materials. This agreement as to the use and disclosure of such files shall extend to such other “Managed Risk” funds in the American Funds Insurance Series that USL may offer in the future. USL acknowledges and understands that CRMC and its affiliates do not have any current intention of disclosing the net effective equity exposure of the Funds in any of the marketing or sales materials that they produce for the Funds.

3.

This Amendment may be executed (including by facsimile signature) in one or more counterparts, with the same effect as if the parties had signed the same document. Each counterpart so executed shall be deemed to be an original, and all such counterparts shall be construed together and shall constitute one Amendment.

4.

Except to the extent otherwise expressly set forth in this Amendment, this Amendment is governed by the terms and conditions of the Agreement. To the extent this Amendment conflicts with the Agreement, this Amendment shall govern, but only to the extent of such conflict. Any capitalized terms not defined herein shall have the same meaning as in the Agreement. This Amendment shall be attached to, and made a part of, the Agreement.

IN WITNESS WHEREOF, the Parties have caused their duly authorized officers to execute this Third Amendment to Fund Participation Agreement as of the date and year first above written.

AMERICAN FUNDS INSURANCE SERIES		SUNAMERICA SERIES TRUST

By:		By:

Name:	Michael J. Downer	Name:	Nori L. Gabert

Title:	Executive Vice President and Principal Executive Officer	Title:	Vice President and Assistant Secretary

CAPITAL RESEARCH AND MANAGEMENT COMPANY		THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

By:		By:

Name:	Michael J. Downer	Name:	Jana W. Greer

Title:	Senior Vice President and Secretary	Title:	President - Retirement Income Solutions